# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number _____0-16174_____

### __TEVA PHARMACEUTICAL INDUSTRIES LIMITED__
(Translation of registrant's name into English)

### __5 Basel Street, P.O. Box 3190__
### __Petach Tikva 49131  Israel__
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X                            Form 40-F         

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X   

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



May 20, 2003

**NOTICE**

At the Annual General Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. which took place on May 19, 2003, the following resolutions were adopted:

(i) Resolutions 1-6 on the Agenda were adopted by a simple majority of those in attendance at the General Meeting

In addition, at the Board of Directors meeting that was held after the Annual General Meeting, Mr. E. Hurvitz was nominated as the Chairman of the Board for a period of 3 years.

Teva Pharmaceutical Industries Ltd.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By:    /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: May 20, 2003